Exhibit 21

VULCAN INTERNATIONAL CORPORATION

SUBSIDIARIES OF THE REGISTRANT

At December 31, 2004

	STATE OF	PERCENTAGE
NAME OF CORPORATION	INCORPORATION	OF OWNERSHIP

Vulcan International Corporation	Delaware	Parent
Vulcan Corporation	Tennessee	100%
Vulcan Property Management Co.	Ohio	100%
Southern Heel Company	Tennessee	100%
ACI International, Inc.	Delaware	100%
Vulcan Bowling Pin Company	Tennessee	100%
Cincinnati Club Building Associates (Partnership)	Ohio	97.51%